UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012.

Commission File Number: 001-31221

Total number of pages: 14

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 2, 2012	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Report filed on February 2, 2012 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2011 and DECEMBER 31, 2011

	September 30,	September 30,
	Millions of yen
	March 31, 2011	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥765,551	¥348,814
Short-term investments	141,028	342,235
Accounts receivable	762,411	922,669
Credit card receivables	160,446	194,187
Allowance for doubtful accounts	(18,021)	(21,986)
Inventories	146,357	181,962
Deferred tax assets	83,609	71,438
Prepaid expenses and other current assets	113,918	119,666

Total current assets	2,155,299	2,158,985

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818	5,706,998
Buildings and structures	845,588	856,588
Tools, furniture and fixtures	507,914	510,592
Land	198,842	199,685
Construction in progress	95,251	137,715
Accumulated depreciation and amortization	(4,694,094)	(4,895,901)

Total property, plant and equipment, net	2,523,319	2,515,677

Non-current investments and other assets:
Investments in affiliates	525,456	498,156
Marketable securities and other investments	128,138	119,138
Intangible assets, net	672,256	677,581
Goodwill	205,573	197,396
Other assets	249,919	237,753
Deferred tax assets	331,633	296,007

Total non-current investments and other assets	2,112,975	2,026,031

Total assets	¥6,791,593	¥6,700,693

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102	¥15,034
Short-term borrowings	276	1,215
Accounts payable, trade	609,337	631,785
Accrued payroll	54,801	41,759
Accrued interest	916	379
Accrued income taxes	162,032	82,798
Other current liabilities	122,704	147,588

Total current liabilities	1,123,168	920,558

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000	240,000
Accrued liabilities for point programs	199,587	177,938
Liability for employees’ retirement benefits	152,647	159,103
Other long-term liabilities	183,597	166,015

Total long-term liabilities	790,831	743,056

Total liabilities	1,913,999	1,663,614

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,914	732,592
Retained earnings	3,621,965	3,792,662
Accumulated other comprehensive income (loss)	(76,955)	(107,245)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436	4,990,521
Noncontrolling interests	27,158	46,558

Total equity	4,877,594	5,037,079

Commitments and contingencies

Total liabilities and equity	¥6,791,593	¥6,700,693

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2010 and 2011

	September 30,	September 30,
	Millions of yen
	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
Operating revenues:
Wireless services	¥2,850,116	¥2,819,222
Equipment sales	359,013	354,932

Total operating revenues	3,209,129	3,174,154

Operating expenses:
Cost of services (exclusive of items shown separately below)	687,578	683,712
Cost of equipment sold (exclusive of items shown separately below)	482,552	477,291
Depreciation and amortization	496,112	488,590
Selling, general and administrative	784,386	780,777

Total operating expenses	2,450,628	2,430,370

Operating income	758,501	743,784

Other income (expense):
Interest expense	(3,638)	(2,386)
Interest income	1,024	1,000
Other, net	(7,250)	1,685

Total other income (expense)	(9,864)	299

Income before income taxes and equity in net income (losses) of affiliates	748,637	744,083

Income taxes:
Current	289,489	270,378
Deferred	13,881	72,113

Total income taxes	303,370	342,491

Income before equity in net income (losses) of affiliates	445,267	401,592

Equity in net income (losses) of affiliates, net of applicable taxes	375	(7,901)

Net income	445,642	393,691

Less: Net (income) loss attributable to noncontrolling interests	(1,659)	931

Net income attributable to NTT DOCOMO, INC.	¥443,983	¥394,622

Net income	¥445,642	¥393,691
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(3,449)	(3,550)
Change in fair value of derivative instruments, net of applicable taxes	(14)	(12)
Foreign currency translation adjustment, net of applicable taxes	(19,050)	(27,053)
Pension liability adjustment, net of applicable taxes	(30)	313

Total other comprehensive income (loss)	(22,543)	(30,302)

Comprehensive income	423,099	363,389

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,621)	943

Comprehensive income attributable to NTT DOCOMO, INC.	¥421,478	¥364,332

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,604,852	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥10,671.42	¥9,516.39

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2010 and 2011

	September 30,	September 30,
	Millions of yen
	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011
Operating revenues:
Wireless services	¥951,121	¥941,444
Equipment sales	119,856	119,727

Total operating revenues	1,070,977	1,061,171

Operating expenses:
Cost of services (exclusive of items shown separately below)	235,767	247,125
Cost of equipment sold (exclusive of items shown separately below)	161,722	159,461
Depreciation and amortization	174,146	170,206
Selling, general and administrative	272,311	249,096

Total operating expenses	843,946	825,888

Operating income	227,031	235,283

Other income (expense):
Interest expense	(1,114)	(706)
Interest income	333	328
Other, net	(4,621)	(2,693)

Total other income (expense)	(5,402)	(3,071)

Income before income taxes and equity in net income (losses) of affiliates	221,629	232,212

Income taxes:
Current	84,968	74,750
Deferred	5,199	60,155

Total income taxes	90,167	134,905

Income before equity in net income (losses) of affiliates	131,462	97,307

Equity in net income (losses) of affiliates, net of applicable taxes	3,353	(2,091)

Net income	134,815	95,216

Less: Net (income) loss attributable to noncontrolling interests	(579)	388

Net income attributable to NTT DOCOMO, INC.	¥134,236	¥95,604

Net income	¥134,815	¥95,216
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	4,137	5,829
Change in fair value of derivative instruments, net of applicable taxes	40	(2)
Foreign currency translation adjustment, net of applicable taxes	(5,715)	(24,853)
Pension liability adjustment, net of applicable taxes	(40)	80

Total other comprehensive income (loss)	(1,578)	(18,946)

Comprehensive income	133,237	76,270

Less: Comprehensive (income) loss attributable to noncontrolling interests	(557)	385

Comprehensive income attributable to NTT DOCOMO, INC.	¥132,680	¥76,655

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,603,083	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,226.59	¥2,305.51

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2010 and 2011

	September 30,	September 30,
	Millions of yen
	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
Cash flows from operating activities:
Net income	¥445,642	¥393,691
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	496,112	488,590
Deferred taxes	13,371	65,486
Loss on sale or disposal of property, plant and equipment	13,672	12,460
Equity in net (income) losses of affiliates	376	14,526
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(96,694)	(160,584)
(Increase) / decrease in credit card receivables	(20,986)	(16,463)
Increase / (decrease) in allowance for doubtful accounts	2,396	4,004
(Increase) / decrease in inventories	(33,477)	(35,634)
(Increase) / decrease in prepaid expenses and other current assets	(13,503)	(7,453)
(Increase) / decrease in non-current installment receivables for handsets	3,155	298
Increase / (decrease) in accounts payable, trade	(19,876)	29,132
Increase / (decrease) in accrued income taxes	(88,114)	(79,207)
Increase / (decrease) in other current liabilities	5,564	25,957
Increase / (decrease) in accrued liabilities for point programs	54,874	(21,649)
Increase / (decrease) in liability for employees’ retirement benefits	5,906	6,455
Increase / (decrease) in other long-term liabilities	(30,744)	(16,636)
Other, net	16,849	5,643

Net cash provided by operating activities	754,523	708,616

Cash flows from investing activities:
Purchases of property, plant and equipment	(318,769)	(343,102)
Purchases of intangible and other assets	(193,996)	(180,656)
Purchases of non-current investments	(4,765)	(34,069)
Proceeds from sale of non-current investments	794	2,219
Acquisitions of subsidiaries, net of cash acquired	(7,678)	—
Purchases of short-term investments	(744,825)	(883,596)
Redemption of short-term investments	686,335	692,285
Long-term bailment for consumption to a related party	(20,000)	—
Short-term bailment for consumption to a related party	(20,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	110,000	—
Other, net	(6,994)	31

Net cash used in investing activities	(519,898)	(746,888)

Cash flows from financing activities:
Repayment of long-term debt	(32)	(171,837)
Proceeds from short-term borrowings	367	3,210
Repayment of short-term borrowings	(395)	(2,177)
Principal payments under capital lease obligations	(3,249)	(3,308)
Payments to acquire treasury stock	(3,169)	—
Dividends paid	(216,088)	(223,671)
Proceeds from noncontrolling interests	—	21,331
Other, net	(1,243)	(1,280)

Net cash provided by (used in) financing activities	(223,809)	(377,732)

Effect of exchange rate changes on cash and cash equivalents	(1,342)	(733)

Net increase (decrease) in cash and cash equivalents	9,474	(416,737)
Cash and cash equivalents at beginning of period	357,715	765,551

Cash and cash equivalents at end of period	¥367,189	¥348,814

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥301	¥247
Cash paid during the period for:
Interest, net of amount capitalized	3,533	2,923
Income taxes	378,858	351,819

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(1) Adoption of new accounting standards —

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by the Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.

(2) Recent accounting pronouncements —

In May 2011, the FASB issued ASU2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU2011-04 is intended to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. To achieve this objective, ASU2011-04 clarifies existing fair value measurement and disclosure requirements and changes a particular principle or requirement regarding fair value measurement and disclosure. ASU2011-04 is effective during interim and annual periods beginning after December 15, 2011. DOCOMO currently estimates that the adoption of ASU2011-04 will not have a material impact on DOCOMO’s results of operations and financial position. DOCOMO is currently considering the additional disclosures in accordance with ASU2011-04.

In September 2011, the FASB issued ASU2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU2011-08 will permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. ASU2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. DOCOMO is currently considering changing the process of impairment tests in accordance with ASU2011-08. The adoption of ASU2011-08 will not have any impact on DOCOMO’s results of operations and financial position.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

In September 2011, the FASB issued ASU2011-09 “Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan.” ASU2011-09 will require that an employer provides more detailed information about an employer’s involvement in multiemployer pension plans, including the names of the significant multiemployer plans and the level of an employer’s participation in the significant multiemployer plans. ASU2011-09 is effective for annual periods for fiscal years ending after December 15, 2011. The adoption of ASU2011-09 will not have any impact on DOCOMO’s results of operations and financial position. DOCOMO is currently considering the additional disclosures in accordance with ASU2011-09.

3. Equity:

Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

In the general meeting of shareholders held on June 17, 2011, the shareholders approved cash dividends of ¥107,816 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2011, which were declared by the board of directors on April 28, 2011. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 20, 2011.

On November 2, 2011, the board of directors declared cash dividends of ¥116,109 million or ¥2,800 per share, payable to shareholders recorded as of September 30, 2011. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on November 18, 2011.

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Issued shares and treasury stock —

The changes in the number of issued shares and treasury stock were as follows.

DOCOMO has not issued shares other than shares of its common stock.

	September 30,	September 30,
	Number of issued shares	Number of treasury stock
As of March 31, 2010	43,790,000	2,184,258

As of September 30, 2010	43,790,000	2,184,258

Acquisition of treasury stock based on the resolution of the board of directors	—	22,155

As of December 31, 2010	43,790,000	2,206,413

Acquisition of treasury stock based on the resolution of the board of directors	—	115,986

Retirement of treasury stock	(140,000)	(140,000)

As of March 31, 2011	43,650,000	2,182,399

As of December 31, 2011	43,650,000	2,182,399

The meeting of the board of directors approved stock repurchase plans as follows:

	September 30,	September 30,	September 30,
Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased (Shares)	Approved maximum budget for share repurchase (Millions of yen)
December 17, 2010	December 20, 2010 - January 28, 2011	160,000	¥20,000

Aggregate number and price of shares repurchased are summarized as follows:

	September 30,	September 30,
	Share/Millions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Aggregate number of shares repurchased	22,155	—
Aggregate price of shares repurchased	¥3,169	¥—

	September 30,	September 30,
	Share/Millions of yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Aggregate number of shares repurchased	22,155	—
Aggregate price of shares repurchased	¥3,169	¥—

Per share data —

Per share data is as follows:

	September 30,	September 30,
	Yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥10,671.42	¥9,516.39

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	September 30,	September 30,
	Yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥3,226.59	¥2,305.51

	September 30,	September 30,
	Yen
	March 31, 2011	December 31, 2011
NTT DOCOMO, INC. shareholders’ equity per share	¥116,969.29	¥120,347.47

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment reporting:

DOCOMO’s management uses the following segment financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

DOCOMO has two operating segments. The mobile phone business segment includes Xi services, FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.

DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information derived from DOCOMO’s management reports.

	September 30,	September 30,	September 30,
	Millions of yen
Three months ended December 31, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,035,015	¥35,962	¥1,070,977
Operating expenses	803,372	40,574	843,946

Operating income (loss)	¥231,643	¥(4,612)	¥227,031

	September 30,	September 30,	September 30,
	Millions of yen
Three months ended December 31, 2011	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,027,758	¥33,413	¥1,061,171
Operating expenses	790,576	35,312	825,888

Operating income (loss)	¥237,182	¥(1,899)	¥235,283

	September 30,	September 30,	September 30,
	Millions of yen
Nine months ended December 31, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,106,817	¥102,312	¥3,209,129
Operating expenses	2,342,048	108,580	2,450,628

Operating income (loss)	¥764,769	¥(6,268)	¥758,501

	September 30,	September 30,	September 30,
	Millions of yen
Nine months ended December 31, 2011	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,078,603	¥95,551	¥3,174,154
Operating expenses	2,328,574	101,796	2,430,370

Operating income (loss)	¥750,029	¥(6,245)	¥743,784

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

Litigation —

DOCOMO is involved in litigation and claims arising in the ordinary course of business and at least quarterly reviews them. DOCOMO believes that no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.

Guarantees —

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).

(1) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2011 and December 31, 2011 were as follows:

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	March 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥46,631	¥46,631	¥—	¥—
Equity securities (foreign)	71,128	71,128	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	117,763	117,763	—	—

Derivatives
Interest rate swap agreements	1,232	—	1,232	—

Total derivatives	1,232	—	1,232	—

Total	¥118,995	¥117,763	¥1,232	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥154	¥—	¥154	¥—
Foreign currency option contracts	1,859	—	1,859	—

Total derivatives	2,013	—	2,013	—

Total	¥2,013	¥—	¥2,013	¥—

There were no significant transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥46,056	¥46,056	¥—	¥—
Equity securities (foreign)	61,200	61,200	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	107,260	107,260	—	—

Total	¥107,260	¥107,260	¥—	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥0	¥—	¥0	¥—
Non-deliverable forward contracts (NDF)	1	—	1	—
Foreign currency option contracts	1,650	—	1,650	—

Total derivatives	1,651	—	1,651	—

Total	¥1,651	¥—	¥1,651	¥—

There were no significant transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.

(2) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.

DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets and liabilities that were measured at fair value on a nonrecurring basis for the nine months ended December 31, 2010 were immaterial.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2011 were as follows.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Goodwill	¥3,897	¥—	¥—	¥3,897	¥(6,310)
Long-lived assets	353	—	—	353	(706)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Goodwill	¥3,897	¥—	¥—	¥3,897	¥(6,310)
Long-lived assets	353	—	—	353	(706)

Goodwill

Fair value of the reporting unit is measured based on discount cash flow method using unobservable inputs. Therefore, it is classified as Level 3.

Long-lived assets

With the recognition of impairment loss, fair value is measured based on discount cash flow method using unobservable inputs. Therefore, it is classified as Level 3.

7. Income taxes:

The amendments to the Japanese corporate tax law were enacted on November 30, 2011, and the corporate tax rate will be changed. The aggregate statutory income tax rate will decline from 40.8% to 38.1% or 35.8% for deferred tax assets and liabilities resulting from temporary differences that are expected to be recovered or settled in the fiscal years from April 1, 2012 to March 31, 2015, or April 1, 2015 and thereafter. Due to the expected change in the enacted tax rates, net deferred tax assets decreased by ¥36,454 million, and net income attributable to NTT DOCOMO, INC. decreased by ¥36,582 million for the nine months ended December 31 2011.

8. Subsequent event:

There were no significant subsequent events to be disclosed.